Exhibit 4.2

GLOBAL ERICSSON SHARE PURCHASE PLAN CONDITIONS

1	AGREEMENT

The following terms and conditions, together with the Local Ericsson Share Purchase Plan Conditions established by an Ericsson Local Company, form part of the Ericsson Share Purchase Plan Participation Agreement between an Ericsson Group employee and an Ericsson Local Company.

The Ericsson Share Purchase Plan Participation Agreement is entered into between the Ericsson Group employee and the Ericsson Local Company electronically by an Ericsson Group employee expressly accepting, consenting to and confirming the Global Ericsson Share Purchase Plan Conditions and the Local Ericsson Share Purchase Plan Conditions on the Global Administrator’s web site, thus consenting to the following:

•	Enrollment and deductions from salary of a Contribution amount determined by the employee (but within the limitations set out in the Ericsson Share Purchase Plan)

•	Binding orders to the Global Administrator to purchase Contribution Shares

A valid Ericsson Share Purchase Plan Account Agreement between the Ericsson Group employee and the Global Administrator is a prerequisite for the validity of the Ericsson Share Purchase Plan Participation Agreement. Local Ericsson Share Purchase Plan Conditions may also include further requirements for participation.

Capitalized terms shall have the meaning ascribed to them in the Ericsson Share Purchase Plan List of Definitions at the end of this document.

In the event of conflict between the Global Ericsson Share Purchase Plan Conditions and the Local Ericsson Share Purchase Plan Conditions, the Global Ericsson Share Purchase Plan Conditions shall apply to the extent permitted under mandatory laws and regulations.

2	PARTICIPATION AND GENERAL OVERVIEW

2.1

Employees within the Ericsson Group may be invited by his/her employer, an Ericsson Local Company which has implemented the Ericsson Share Purchase Plan, to participate in the Ericsson Share Purchase Plan. Local Ericsson Share Purchase Plan Conditions may set out that certain employment categories are excluded from participating in the Ericsson Share Purchase Plan.

2.2

Employees that from time to time are considered as persons discharging managerial responsibilities (as defined in the EU Market Abuse Regulation) within the Ericsson Group are excluded from participating in the Ericsson Share Purchase Plan. The group of persons discharging managerial responsibilities normally consists of the board members, including deputies, in Telefonaktiebolaget LM Ericsson and the members of the executive team.

2.3

Following an invitation, employees may enroll in the Ericsson Share Purchase Plan as set out in Sections 2.4 and 2.5 below. After such enrollment, employees will remain in the Ericsson Share Purchase Plan unless Contributions stop pursuant to Sections 4.5-7 or Section 8.

2.4

Following the launch of a new Ericsson Share Purchase Plan, enrollment is possible at any time. The enrollment will become effective from the first practicably possible salary deduction after the enrollment.

2.5

If a Participating Employee, enrolled in the Ericsson Share Purchase Plan, is transferred to/employed by another Ericsson Local Company, the Participating Employee may (provided that the other Ericsson Local Company has implemented the Ericsson Share Purchase Plan) enroll in the running Ericsson Share Purchase Plan as applied by the new Ericsson Local Company with the effects described above. If the new Ericsson Local Company has not implemented the Ericsson Share Purchase Plan, the Participating Employee does not have the right to continue to participate in the Ericsson Share Purchase Plan.

The Participating Employee’s participation in the Ericsson Share Purchase Plan implemented by the former employer Ericsson Local Company terminates at the time of termination of the employment with the former employer Ericsson Local Company.

2.6

Employees of an Ericsson Local Company that have implemented the Ericsson Share Purchase Plan may enroll in the Ericsson Share Purchase Plan by entering into the Ericsson Share Purchase Plan Account Agreement and the Ericsson Share Purchase Plan Participation Agreement on the Global Administrator’s website. The Global Administrator will communicate the enrollment to the relevant Ericsson Local Company.

2.7	Employees are not allowed to enroll in the Ericsson Share Purchase Plan when in possession of inside information.

2.8	Employees are, in accordance with the Ericsson Group’s Insider policy, recommended not to enroll in the Ericsson Share Purchase Plan during Closed Periods.

2.9	Under the Ericsson Share Purchase Plan:

a.	the Participating Employee agrees that payroll deductions are made from his/her net salary during the consecutive Contribution Periods, as set out in Section 4;

b.	the payroll deduction will be used for purchasing Ericsson B shares (Contribution Shares) and to cover any transaction fees associated with the investment, as set out in Section 5;

c.	under certain circumstances, the Contribution Period can expire prematurely, as set out in Section 9; and

d.	the Company will resolve on the Assisted Percentage and the Ericsson Local Company will make available the Assisted Percentage Amount to the Participating Employee.

3	CONTINUED PARTICIPATION

Telefonaktiebolaget LM Ericsson may at its discretion decide to launch additional share purchase plans and the Ericsson Local Company may at its discretion decide to implement such additional share purchase plans in relation to its employees. If the terms and conditions for such additional share purchase plans are (as designated by Telefonaktiebolaget LM Ericsson) materially the same as for the running Ericsson Share Purchase Plan and provided that the new plan is launched immediately following the ongoing Contribution Period, the Participating Employee will automatically participate in the new plan with the latest elected Contribution and on materially the same terms and conditions as the previous plan.

However, a Participating Employee may stop the Contribution at any time in accordance with Section 4.5 below. In addition, no automatic participation will occur if the Participating Employee’s right to make any further Contributions under the preceding Ericsson Share Purchase Plan has expired pursuant to Section 8.1.

4	CONTRIBUTION AND ASSISTANCE FROM THE ERICSSON GROUP

4.1

Contributions under the Ericsson Share Purchase Plan can be made during the Contribution Period. The Contribution Period is 12 months, from and including January 1 up to and including December 31 each year. In the event an Ericsson Local Company implements the Ericsson Share Purchase Plan on a date different than January 1, the Contribution Period will only include the remainder of the above mentioned 12-month period. The Contribution Period can be terminated in advance by an Ericsson Local Company if the Ericsson Local Company stops further Contributions in accordance with Section 4.6 below.

4.2

During the Contribution Period, Contributions are made monthly with the Participating Employee’s consent via local payroll cycle deductions from net salary. If the Participating Employee has enrolled in the Ericsson Share Purchase Plan after the local implementation of such plan, Contributions can only be made during the remainder of the Contribution Period. No Contributions can be made retroactively.

The Contribution is set by the Participating Employee to a fixed monetary amount and executed as monthly deductions from net salary. The Participating Employee may elect a Contribution within the range of a minimum of SEK 250 per month, to a maximum of 10 percent of the Participating Employee’s Annual Gross Base Salary per local payroll cycle, although not more than SEK 50.000 per year.

The percentage level of the Contribution and the maximum Contribution amount may be adjusted by the Company in such manner as the Company deems appropriate.

4.3	In case the local currency is different from SEK, the approximate equivalent value in the local currency will apply.

4.4	A Participating Employee is entitled to a net Assisted Percentage Amount, calculated as the Assisted Percentage of the Contribution.

The Assisted Percentage Amount is calculated as a net amount. During the Contribution Period, the Participating Employee will receive the Assisted Percentage Amount monthly on his/her salary. All tax and social security impact from net to gross are dealt with via local payroll and on the expense of the Ericsson Local Company.

The Assisted Percentage is determined by the Company. The Company has the right, in its sole discretion, to set the Assisted Percentage level between 15% net and 0% net of the Contribution. The Company has the right to, at its discretion, change the Assisted Percentage at any time.

4.5

The Contribution may be stopped or altered by the Participating Employee as follows. Notwithstanding the below, the Participating Employee may never stop or alter the Contribution when in possession of inside information.

a.

The Participating Employee may stop the Contribution at any time by altering the Contribution down to zero. Stoppage is made on the Global Administrator’s website and will be effective as soon as practicable depending on the various administrative payroll routines of each Ericsson Local Company.

If the Contribution has been stopped, a restart can be made in accordance with the alteration procedure described below.

b.

The Participating Employee may alter the Contribution at any time. Alterations are made on the Global Administrator’s website and will be effective as soon as practicable depending on the various administrative payroll routines of each Ericsson Local Company.

The Participating Employee is, in accordance with the Ericsson Group’s Insider policy, recommended not to stop or alter the Contribution during Closed Periods.

4.6

The Contribution may be stopped or reduced by the Ericsson Local Company in the following case. The Ericsson Share Purchase Plan is based on a decision by the Ericsson Local Company to reserve a certain budget for the Assisted Percentage Amount and to cover tax and social security fees (and similar fees payable by the relevant Ericsson Local Company) relating to the benefits under the Ericsson Share Purchase Plan. In the event the aggregate Contributions made under the Ericsson Share Purchase Plan exceed the reserved budget to cover the commitments in relation to the Assisted Percentage Amount, the allowed Contribution amount may be reduced by the Ericsson Local Company (temporarily or permanently) and Contributions already made by Participating Employees (but not yet invested in

Contribution Shares) may be repaid, entirely or partially to the Participating Employee. The Ericsson Local Company will endeavor to make the necessary proportional reductions of the Contributions as fair as reasonably possible, but the exact calculation will be subject to the discretionary decision by the Ericsson Local Company.

4.7

In the event the Participating Employee’s Annual Gross Base Salary has decreased to such extent that the elected Contribution amount is no longer within the limits set out in Section 4.2, the Ericsson Local Company may instruct the Global Administrator to reduce or stop the Participating Employee’s Contribution.

4.8

A Contribution can only be made if it is possible to deduct the Contribution from the Participating Employee’s salary. If there is no money available or if only a sum smaller than the applicable Contribution amount is available, no Contribution will be made. The Local Ericsson Share Purchase Plan Conditions may include a possibility for the Participating Employee to make supplementary payments in order to enable Contributions to be made.

4.9

Any amount of the Contribution which cannot be invested in Contribution Shares will either be held to the next Investment Date(s) (if further investments in Contribution Shares are expected to be possible) or be repaid to the Participating Employee as soon as practically possible. The amount of the Contributions which could not be invested in Contribution Shares will be repaid without costs or foreign exchange risk to the Participating Employee. No compensation for interest will be paid to the Participating Employee.

4.10	As set out in Section 8, the right to make further Contributions may in certain cases expire prematurely.

5	INVESTMENT IN CONTRIBUTION SHARES

5.1

The Contribution will be held by the Ericsson Group and/or the Global Administrator on behalf of the Participating Employee until the next Investment Date. The Participating Employee is not entitled to interest on the Contribution.

5.2

After exchange to SEK, if applicable, and after deduction of applicable transaction fees, the Contribution will, upon instruction from the Ericsson Local Company, be invested in Contribution Shares by the Global Administrator on behalf of the Participating Employee at the earliest possible Investment Date.

5.3

The Participating Employee’s Contribution Shares will be held on behalf of the Participating Employee in an Employee Share Purchase Account. The Participating Employee may sell the Contribution Shares at any time, provided that the Participating Employee is not in possession of inside information. Further, the Participating Employee is, in accordance with the Ericsson Group’s Insider policy, recommended not to sell the Contribution shares during Closed Periods.

The Participating Employee may transfer the Contribution Shares to another securities or custody account held by the Participating Employee at any time, provided that the transfer does not entail or result in any transaction on the share exchange or other trading facility.

In the case of selling or transferring of Contribution Shares from the Employee Share Purchase Account, it is regarded, to the extent possible, that the first Contribution Shares sold and transferred are the Contribution Shares first acquired or re-invested. This disposal of Contribution Shares procedure will apply jointly on all Contribution Shares held in the Employee Share Purchase Account, irrespective of under which Ericsson Share Purchase Plan the Contribution Shares were acquired. This is the so called FIFO approach – First In First Out.

5.4

Any Contribution, that has not been invested in Contribution Shares at the date of termination of employment with the Ericsson Group, will not be repaid to the Participating Employee, but will instead be invested in Contribution Shares at the next Investment Date.

5.5	Any transaction fees related to the purchase and investment, sale or transfer of Contribution Shares will be borne by the Participating Employee.

6	DIVIDEND

6.1

The Participating Employee is the beneficial owner of all Contribution Shares held in the Employee Share Purchase Account. Any dividends from such shares will be reinvested, on behalf of the Participating Employee, in whole or fractions of Dividend Shares as soon as practicable after the payment of such dividend.

6.2	Any transaction fees related to the purchase and investment, sale or transfer of Dividend Shares will be borne by the Participating Employee.

7	SHARES ISSUE, SPLIT ETC

7.1	If the Participating Employee as a result of a bonus issue and/or split receives new issued Ericsson B-shares from Contribution Shares, such new issued shares shall be treated as Contribution Shares.

7.2

If a shareholders’ general meeting in Telefonaktiebolaget LM Ericsson decides on a cash issue with preferential rights for the shareholders, the Participating Employee is obliged to sell any and all rights to subscribe for new shares which the Participating Employee receives due to his/her holding of Contribution Shares in the Employee Share Purchase Account on the record date for such issue. Any proceeds from such disposal shall be reinvested in new shares.

8	EXPIRY OF RIGHT TO MAKE CONTRIBUTIONS

8.1	In the occurrence of any of the following events, the right to make any further Contributions during the Contribution Period will expire at the date of the event:

a.

the Participating Employee’s employment within the Ericsson Group terminates voluntarily, by cause, due to redundancy, outsourcing, due to retirement, disability/sick pension or death or otherwise, or the Participating Employee’s employment is transferred to an entity outside the Ericsson Group,

b.

the company where the Participating Employee is employed ceases, irrespective for which reason, to be part of the Ericsson Group (e.g., without limitation, due to the sale of the company to a party outside the Ericsson Group or the merger of the company with a party outside the Ericsson Group),

c.

the Participating Employee’s employment is either transferred to another company within the Ericsson Group or is terminated but in connection with entering into a new employment with another company within the Ericsson Group, all provided the Participating Employee does not agree to accept the Local Ericsson Share Purchase Plan Conditions applied by the new employer or the new employer has not implemented the Ericsson Share Purchase Plan,

d.

the Participating Employee is granted leave of absence upon his/her own request for other reasons than those reasons which, pursuant to the Local Ericsson Share Purchase Plan Conditions, are reasons that allows for continued Contributions,

e.	a termination of the Ericsson Share Purchase Plan Account Agreement caused by the Participating Employee, and

f.

the Participating Employee has committed a breach of the Ericsson Group’s Code of Business Ethics, or a material breach of his/her obligations under the Ericsson Share Purchase Plan Participation Agreement and/or the Ericsson Share Purchase Plan Account Agreement.

For the sake of reference, further Contributions may also be stopped and/or reduced by the Ericsson Local Company in the events set out in Section 4.6.

9	CLOSING OF THE EMPLOYEE SHARE PURCHASE ACCOUNT

9.1

If the Participating Employee’s employment with the Ericsson Group for any reason terminates, the former Participating Employee shall instruct the Global Administrator to transfer or sell all shares on his/her behalf, held at the Employee Share Purchase Account. For the avoidance of doubt, the Participating Employee must not instruct that shares be sold when in possession of inside information.

9.2

If instructions to transfer or sell all shares held at the Employee Share Purchase Account have not been received by the Global Administrator within 90 days from the termination date from a former Participating Employee holding at least one whole share, the Global Administrator will on behalf of the former Participating Employee sell the entire holding of shares in the Employee Share Purchase Account. The proceeds from such sales will be transferred in accordance with the transfer of proceeds instructions on file at that time or – if no valid instructions are on file – the sale proceeds will be kept by the Global Administrator who will contact the former Participating Employee to collect the bank details to enable the transfer.

10	FEES, TAX ETC

10.1

Transaction fees for the purchase, investment, sale and transfer of any Contribution Shares and Dividend Shares held on the Employee Ericsson Share Purchase Account are for the account of the Participating Employee. The fees are stated in the Ericsson Share Purchase Plan Account Agreement and other terms and conditions by the Global Administrator applicable to the sales and transfers of Contribution Shares. Transaction fees relating to the purchase and investment in Contribution Shares will be deducted from the Contribution. Transaction fees relating to investment in Dividend Shares will be deducted from the dividend. Transaction fees relating to sale of Contribution Shares or Dividend Shares, will be charged through deduction on the sale proceeds. Transaction fees relating to transfer of Contribution Shares or Dividend Shares will be charged to the Participating Employee to cover the fees.

10.2

The Participating Employee is fully liable to pay any tax due as a result of any right granted under the Ericsson Share Purchase Plan. When applicable, the Ericsson Local Company will, in accordance with relevant laws, require payment of, or retain an amount corresponding to, the withholding tax applicable for the Participating Employee.

10.3

The Ericsson Local Company will pay social and other compulsory employer’s fees and charges, which normally are charged to the employer at the time when the Assisted Percentage Amount is paid to the Participating Employee.

10.4

All taxes, social and other compulsory fees and charges other than those referred to in Article 10.3, which may be incurred in connection with the Ericsson Share Purchase Plan or at any other occasion, shall be paid by the Participating Employee. If such taxes, fees and costs are charged to a company within the Ericsson Group, then such company shall have the right to charge such taxes or costs to the Participating Employee. Such company is hereby granted a power of attorney by the Participating Employee to sell the corresponding Contribution Shares held on the Employee Share Purchase Account in order to pay such taxes, fees and costs.

11	DATA PROTECTION

11.1

In order to administer the Ericsson Share Purchase Plan, the Ericsson Entities will, acting as joint controllers, collect and consent to process personal data regarding the Participating Employees. Information about the processing of the Participating Employees’ personal data under the Ericsson Share Purchase Plan is set out in Schedule 1.

11.2

The Ericsson Entities have entered into a joint controller arrangement for the processing of personal data under the Ericsson Share Purchase Plan. The essence of the joint controller arrangement is set out in Schedule 2.

12	AMENDMENTS TO THE ERICSSON SHARE PURCHASE PLAN

12.1

The Ericsson Share Purchase Plan Participation Agreement (consisting of the electronic consent on the Global Administrator’s web site of the Global Ericsson Share Purchase Plan Conditions and the Local Ericsson Share Purchase Plan Conditions) sets out the entire agreement between the Participating Employee and the Ericsson Local Company as regards the subject matters thereof.

12.2

No oral statements made by either party may amend the Ericsson Share Purchase Plan Participation Agreement but any and all amendments of the Ericsson Share Purchase Plan Participation Agreement must be in writing (electronically) signed by the Participating Employee and authorized signatories of the Ericsson Local Company in order to be valid.

12.3

The Ericsson Share Purchase Plan Participation Agreement may, however, be amended unilaterally by the Ericsson Local Company if advisable due to legislative or administrative circumstances and by written notice to the Participating Employee. Any such changes shall not impair in any material respect the Participating Employee’s rights in the Ericsson Share Purchase Plan Participation Agreement.

12.4

The Company may at any time amend the rules of the Ericsson Share Purchase Plan or the terms of any level as long as the alteration is minor in nature or made to benefit the Global Administrator of the Ericsson Share Purchase Plan, to comply with the provisions of any existing or proposed legislation or to obtain or maintain favorable tax treatment, exchange control or regulatory treatment (by regulatory bodies).

13	ASSIGNMENT

The Ericsson Local Company shall be entitled to assign all of, or parts of, its rights and obligations under the Ericsson Share Purchase Plan Participation Agreement to any Ericsson Local Company within the Ericsson Group.

Any and all rights and obligations of the Participating Employee under the Ericsson Share Purchase Plan Participation Agreement are personal and may not be transferred or otherwise assigned to any third party.

14	APPLICABLE LAW AND DISPUTES

14.1

Swedish law (without considering its rules on conflict of laws) shall apply to the Ericsson Share Purchase Plan Participation Agreement. Disputes, if any, shall be settled by the court stated in the Local Ericsson Share Purchase Plan Conditions or if the Local Ericsson Share Purchase Plan Conditions do not state a court, by a local court in the jurisdiction of the Ericsson Local Company.

14.2

The Ericsson Local Company has the right in its sole discretion to deny in whole or in part the entitlement of a Participating Employee under the Ericsson Share Purchase Plan Participation Agreement in relation to the year(s) in which the Participating Employee has acted in breach of the Ericsson Group’s Code of Business Ethics (or successor document). The Ericsson Local Company also has the right in its sole discretion to claim repayment in whole or in part the Assisted Percentage Amount paid in respect of year(s) in which the Participating Employee has acted in breach of the Ericsson Group’s Code of Business Ethics, and the Participating Employee agrees to repay accordingly. The decision to deny or reclaim in whole or in part the Assisted Percentage Amount in accordance with the foregoing shall be following a disciplinary decision taken in accordance with the Ericsson Local Company’s process in place from time to time and in accordance with applicable law.

15	LEGAL ENTITLEMENT

15.1

The Ericsson Share Purchase Plan Participation Agreement is not an employment contract. Nothing in the Ericsson Share Purchase Plan or its operation forms part of the terms of employment of a Participating Employee, and the rights and obligations arising from a Participating Employee’s employment with any Ericsson Local Company are separate from, and are not affected by, his/her participation in the Ericsson Share Purchase Plan. Participation in the Ericsson Share Purchase Plan does not create any right to continued employment with an Ericsson Local Company for any Participating Employee.

15.2	The Ericsson Share Purchase Plan Participation Agreement shall not confer on the Participating Employee any right to any other form of incentive compensation in the future.

15.3	By participating in the Ericsson Share Purchase Plan, a Participating Employee waives all rights to compensation for any loss in relation to the Ericsson Share Purchase Plan, including:

a.

Any loss or reduction of any rights or expectations under the Ericsson Share Purchase Plan in any circumstances or for any reason (including lawful or unlawful cessation of the Participating Employee’s employment);

b.	Any exercise of a discretion or a decision taken in relation to an award or to the Ericsson Share Purchase Plan, or any failure to exercise a discretion or take a decision; and

c.	The operation, suspension, termination or amendment of the Ericsson Share Purchase Plan.

16	GENERAL

16.1

The Ericsson Share Purchase Plan will terminate upon the passing of a resolution by the Company. Termination of the Ericsson Share Purchase Plan will be without prejudice to the existing rights of Participating Employees.

16.2

The Ericsson Share Purchase Plan will be administered by the Company. The Company will have full authority, consistent with the Ericsson Share Purchase Plan, to administer the Ericsson Share Purchase Plan, including authority to interpret and construe any provision of the Ericsson Share Purchase Plan and to adopt regulations for administering the Ericsson Share Purchase Plan. Decisions of the Company will be final and binding on all parties.

16.3

Any notice or other communication in connection with the Ericsson Share Purchase Plan may be delivered personally or sent by electronic means or post, in the case of a Group Company to its registered office (for the attention of the Group Company secretary), and in the case of a Participating Employee to his/her last known address/e-mail address, or, where he/she is a director or employee of a Group Company, either to his last known address/e-mail address or to the address of the place of business at which he/she performs the whole or substantially the whole of the duties of his/her office or employment. Where a notice or other communication is given by post, it will be deemed to have been received 72 hours after it was put into the post properly addressed and stamped, and if by electronic means, when the sender receives electronic confirmation of delivery or if not available, 24 hours after sending the notice.

16.4

The Ericsson Share Purchase Plan is being offered to employees in their capacity as employees of Ericsson Local Companies. This is an offer directed at these employees. The offer is not intended for the general public and may not be used for any public offer that requires a prospectus. It is not anticipated that the Ericsson Share Purchase Plan will be authorised or approved by any applicable securities authorities and it may be offered pursuant to an exemption from registration in one or more countries. No prospectus or similar offering document will be prepared, authorised or approved by any applicable authority in any country.

16.5

Any information and materials provided to employees regarding the Ericsson Share Purchase Plan do not take into account the objectives, financial situation or needs of any individual employee. If employees do not understand the contents of any documents or communications regarding the Ericsson Share Purchase Plan, or if they are in any doubt, they should consult an independent authorised financial adviser. Neither the Ericsson Entities nor any person or entity acting on their behalf will provide employees with any legal, investment, tax or financial advice with respect to participation in the Ericsson Share Purchase Plan.

SCHEDULE 1 – PRIVACY NOTICE

The Ericsson Entities are committed to protecting your privacy and your rights under applicable data protection laws, including the EU General Data Protection Regulation (GDPR). In this Privacy Notice we set out what personal data we collect about you, the purposes and legal basis for processing, and otherwise how we process your personal data under the Ericsson Share Purchase Plan.

As we are acting as joint controllers when processing your personal data we have an obligation to set out the essence of our arrangement and division of responsibilities to you, especially with regards to the exercise of your rights. This is further described in Schedule 2.

1.	What personal data do we collect?

Personal data collected by the Ericsson Entities include first and last name, full home address, mobile phone number, citizenship, date of birth, work email, alternative email, maximum monthly contribution, number of contribution shares, number of dividend shares, assisted amount, elected contribution amount, contribution currency, participating currency, legal entity trigram, payroll ID, signum, local employee number, CP number, tax-ID number, country employed, service provider account ID, employment status and employment status effective date.

2.	What is the purpose of the processing?

The purpose of the processing is to

(i) administer the Ericsson Share Purchase Plan, including, for example, keeping of records, making computations and compiling information on the implementation of and participation in the Ericsson Share Purchase Plan, transferring funds and all other actions required for the compliance with the terms and conditions of the Ericsson Share Purchase Plan; and

(ii) fulfil any governmental filing requirement, e.g. to tax authorities and financial supervisory authorities and any obligations to provide information to trade unions.

3.	What is the legal basis for processing?

The legal basis for the purpose set out under Section 2 (i) above is that the processing is necessary to fulfil the Ericsson Share Purchase Plan to which you are a signatory.

The legal basis for the purpose set out under Section 2 (ii) above is that the processing is necessary to fulfil a legal obligation to which one or more of the Ericsson Entities is subject to.

4.	Who has access to the personal data?

The number of persons who has access to your personal data is limited to what is strictly necessary for the performance of the purposes of the processing of personal data.

Intra-group transfers

For the purposes set out under Section 2 (i) and (ii) above, your personal data will be transferred within the Ericsson Group to Ericsson India Global Services PVT. LTD. (EGI), acting as processor on behalf of the Ericsson Entities. For this purpose, the Ericsson Entities have entered into a Data Processing Agreement with EGI. EGI is located in India and the third country transfer is governed by Ericsson’s Controller Binding Corporate Rules.

Third party suppliers

For the purpose set out under Section 2 (i) above your personal data will be transferred to Computershare Investor Services PLC (Global Administrator). The Global Administrator will process your personal data in the capacity as a separate controller of personal data in order to manage plan execution as instructed by plan participant. For information about how the Global Administrator processes your personal data, please see your account with Global Administrator.

The Global Administrator will also process your personal data on our behalf to manage and administer the plan execution. In this capacity, the Global Administrator is acting as a processor to the Ericsson Entities. For this purpose, we have entered into a Data Processing Agreement with the Global Administrator.

5.	For how long will the personal data be stored?

Your personal data will be stored until the Ericsson Share Purchase Plan is terminated and for the additional years required to fulfill to fulfil our legal obligations under applicable bookkeeping laws. Under individual circumstances, your personal data may be stored for a longer period if it is necessary for either of the Ericsson Entities to establish, exercise or defend against legal claims.

6.	What are your rights?

You have the right to know which personal data we are processing about you and may request a copy of that personal data. You have the right to request that we rectify or erase inaccurate or incomplete personal data. You are also entitled to object to specific processing of personal data and request that processing of personal data be restricted. Further, you have the right to receive, in machine-readable format, personal data you have provided, and have the data transferred to another party responsible for data processing.

Please note, since the processing of your personal data is necessary for the performance of the Ericsson Share Purchase Plan and to fulfil legal obligations, failure to provide the requested personal data means that we will not be able to execute the Ericsson Share Purchase Plan.

If you are unsatisfied with how we process your personal data, you may file a complaint with the Swedish Authority for Privacy Protection (Sw: Integritetsskyddsmyndigheten) at www.imy.se, or your local Data Protection Authority.

If you wish to exercise any of your rights above or have a question about the processing of your personal data, you may always contact your Ericsson Local Company or any of the other Ericsson Entities. Please see contact details below.

7.	Controller of personal data and contact

Telefonaktiebolaget LM Ericsson, Ericsson AB and your Ericsson Local Company are joint controllers for the processing of personal data under the Ericsson Share Purchase Plan.

Together we have designated the Group Data Protection Officer and the local Data Protection Officer if appointed at Local Company to act as the point of contact for any questions you may have about the processing of your personal data or if you wish to exercise your rights. However, you may always contact either of the Ericsson Entities using the contact details set out below.

•	The Group Data Protection Officer may be reached at: ericsson.group.privacy@ericsson.com

•	List of all appointed local Data Protection Officers: Local Data Protection Officers.

SCHEDULE 2 – INFORMATION ON THE ESSENCE OF THE JOINT CONTROLLER AGREEMENT

1.	Background

We, Telefonaktiebolaget LM Ericsson, Ericsson AB and Ericsson Local Company are jointly determining the purposes and means of the processing of personal data relating to the Ericsson Share Purchase Plan.

By jointly determining the purposes and means of processing, we are acting as joint controllers under the GDPR. We have entered into a joint controller agreement on the sharing of personal data relating to the Ericsson Share Purchase Plan.

The purpose of this information is to provide you with the essence of our arrangement, specifically describing how we have determined and allocated our respective responsibilities for compliance with the obligations under the GDPR.

Please note that this summary is provided to you for information purposes only and does not represent the joint controller agreement in full. It should not be construed as prescribing any obligations by the Ericsson Entities in relation to any data subject. For information regarding the processing of personal data relating to the Ericsson Share Purchase Plan, please see the privacy notice, set out as Schedule 1 in the Global Ericsson Share Purchase Plan Conditions or contact the Data Subject Contact Point, please see below.

2.	Rationale for allocation of responsibilities

When allocating responsibilities for compliance with the obligations under the GDPR, we have taken the following factors into consideration: which entity is best positioned to perform the obligation; physical access to the personal data; decisive powers over the design and content of the ASPP; expectations from data subjects; which entity holds the agreements with partner organisations; and which entity holds the agreements with processors.

3.	Principles for processing

Each of the Ericsson Entities will at all times comply with its respective obligations under all applicable laws relating to privacy and the protection and processing of personal data in each relevant jurisdiction.

We have jointly determined the purposes of means of the processing of personal data under the joint controller arrangement. Each of the Ericsson Entities has undertaken to ensure that personal data will only be collected for specific, explicit and legitimate purposes, and is adequate, relevant and limited to what is necessary to fulfil each purpose.

When processing personal data, each of the Ericsson Entities is responsible for ensuring that personal data is: processed fairly and lawfully; not further processed in a manner that is incompatible with the purposes for which it was collected; at all times kept accurate; not retained or processed longer than necessary to carry out the agreed purposes unless required to do so under applicable law; and only processed in a manner that ensures appropriate security of personal data.

Each of the Ericsson Entities will ensure that it has a proper legal basis under applicable data protection laws for the processing of personal data and Ericsson Local Company will consult with Telefonaktiebolaget LM Ericsson and Ericsson AB before making any amendments to the legal basis.

4.	Information to data subjects

The Ericsson Entities acknowledge the obligation to inform data subjects about the processing of their personal data under Articles 13 and 14 of the GDPR, and have agreed that all such information must at all times be reflected in the privacy notice. Telefonaktiebolaget LM Ericsson is responsible for keeping the privacy notice at all times available at the intranet of the Ericsson Group. It is also available as Schedule 1 in the Global Ericsson Share Purchase Plan Conditions. Telefonaktiebolaget LM Ericsson is responsible for ensuring that the content of the privacy notice correctly reflects the processing of personal data under the ASPP.

5.	Data subjects’ rights

The Ericsson Entities have agreed that Ericsson Local Company is responsible for ensuring that data subjects can exercise their rights under applicable data protection laws. This includes having documented routines for data subject access requests, and procedures for responding to requests within the time limits imposed by applicable data protection laws.

Moreover, we have agreed that data subjects wishing to exercise their rights under applicable data protection laws should send their request to the contact point, which is the Group Data Protection Officer or the local Data Protection Officer if appointed at Local Company. The Group Data Protection Officer may be reached at ericsson.group.privacy@ericsson.com and as specified in the privacy notice.

6.	Transfers of personal data

Under the joint controller arrangement, personal data may be shared with third parties as set out in the privacy notice. With regard to processors and third party controllers, it is each of the Ericsson Entities, that has entered into the data processor agreement or transfers personal data to a third party controller that is responsible for compliance with applicable data protection laws in relation to such processor or third party controller, including provisions for lawful transfers of personal data to a country outside the EU/EEA.

7.	Contact point

We have designated the Group Data Protection Officer to be the contact point towards any supervisory authority for any processing activities pursuant to the joint controller arrangement. The contact point may be reached at ericsson.group.privacy@ericsson.com.

We have designated the Group Data Protection Officer and the local Data Protection Officer if appointed at Ericsson Local Company to be the contact point for data subjects for any processing activities pursuant to the joint controller arrangement. The Group Data Protection Officer may be reached at ericsson.group.privacy@ericsson.com.

However, we acknowledge that data subjects and any supervisory authority may communicate with either Telefonaktiebolaget LM Ericsson, Ericsson AB or Local Company as they prefer.

ERICSSON SHARE PURCHASE PLAN LIST OF DEFINITIONS

Annual Gross Base Salary	The actual annual salary as registered in SAP HRMS, or any succeeding system per enrollment date in relation to actual contractual employed percentage. For full time employees the percentage is 100%, and for employees not working full time the part time percentage annual salary is used when calculating the maximum amount allowed for Contribution.

Assisted Percentage	The percentage determined by the Company that, calculated on the elected Contribution, constitutes the Assisted Percentage Amount.

Assisted Percentage Amount	The amount that will be paid as a net amount to the Participating Employee via local payroll. This amount is calculated as the Assisted Percentage of the Contribution as elected by the Participating Employee, grossed up with local taxes and social securities as applicable.

Closed Period	The 30-calendar day period prior to the publication of a quarterly financial report of Telefonaktiebolaget LM Ericsson.

Company	Telefonaktiebolaget LM Ericsson registered in Sweden under registration number 556016-0680.

Contribution	Monthly deductions from net salary via payroll of a fixed monetary amount set by the Participating Employee. The range of the Contribution is limited from a minimum of SEK 250 to a maximum of 10% of the Participating Employee’s Annual Gross Base Salary, although not more than SEK 50.000 per year.

Contribution Period	A 12-month period, as from and including 1 January to and including 31 December each year, during which Contribution can be made. The Contribution Period may under certain circumstances be shorter than 12 months.

Contribution Share	Whole or fraction of Ericsson B share purchased with Contribution.

Dividend Share	Whole or fraction of Ericsson B share purchased by the Global Administrator on behalf of the Participating Employee from dividend on any Contribution Share held on the Employee Share Purchase Account.

Employee Share Purchase Account	An account with the Global Administrator where the Participating Employee’s Contribution Shares and Dividend Shares are held on behalf of the Participating Employee.

Ericsson Entities	Telefonaktiebolaget LM Ericsson, Ericsson AB and Ericsson Local Company

Ericsson Group	Telefonaktiebolaget LM Ericsson and its group companies (Sw. koncernbolag) as defined in the Swedish Companies Act (i.e. a company directly or indirectly controlled by Telefonaktiebolaget LM Ericsson).

Ericsson Local Company	A company within the Ericsson Group which has implemented the Ericsson Share Purchase Plan and offered its employees to participate in the Ericsson Share Purchase Plan.

Ericsson Share Purchase Plan	The Ericsson Share Purchase Plan constituted by the Ericsson Share Purchase Plan Participation Agreement and the Ericsson Share Purchase Plan Account Agreement.

Ericsson Share Purchase Plan Account Agreement	An agreement between a Participating Employee and the Global Administrator.

Ericsson Share Purchase Plan Participation Agreement	An agreement, constituted by the electronic consent on the Global Administrator’s web site of the Global Ericsson Share Purchase Plan Conditions and the Local Ericsson Share Purchase Plan Conditions, between a Participating Employee and an Ericsson Local Company having implemented the Ericsson Share Purchase Plan.

Global Administrator	An external administrator appointed by Telefonaktiebolaget LM Ericsson to globally administrate the Ericsson Share Purchase Plan.

Global Ericsson Share Purchase Plan Conditions	The global conditions applicable to Ericsson Share Purchase Plan being part of the Ericsson Share Purchase Plan Participation Agreement.

Group Company	The Company or any company in which the Company (directly or indirectly) holds the majority of the voting rights.

Investment Date	The day when Contribution is invested in Contribution Shares. There will be twelve Investment Dates during a Contribution Period, occurring every month on the 15th or the first possible trading day after the 15th starting the first month after the launch of an Ericsson Share Purchase Plan. Depending on the daily trading volume of Ericsson B shares on an Investment Date, it may be necessary to complete the purchase over a number of days to ensure there is no impact on the Ericsson share price. All participants will receive the same purchase price for their Contribution Shares, based on an average price of the total Contribution Shares purchased.

Local Ericsson Share Purchase Plan Conditions	Supplementary administrative rules established by an Ericsson Local Company having implemented an Ericsson Share Purchase Plan. Part of the Ericsson Share Purchase Plan Participation Agreement.

Participating Employee	Employee who has been offered to participate in the Ericsson Share Purchase Plan and has entered into an Ericsson Share Purchase Plan Participation Agreement with an Ericsson Local Company and an Ericsson Share Purchase Plan Account Agreement with the Global Administrator (both agreements entered into electronically on the Global Administrator’s website).

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Local Ericsson Share Purchase Plan (ESPP) Conditions—USA

The following terms and conditions, together with the Global Ericsson Share Purchase Plan (ESPP) Conditions, constitute the Ericsson Share Purchase Plan Participation Agreement (Agreement) between an Ericsson Group employee and an Ericsson Local Company listed in Section 1 (Ericsson Local Companies) below.

In the event of conflict between the Global ESPP Conditions and the Local ESPP Conditions, the Global ESPP Conditions shall apply to the extent permitted under applicable laws and regulations. The law and forum for disputes arising under or concerning the ESPP will be in Sweden.

Capitalized terms used in these Local ESPP Conditions shall have the meaning ascribed to them in the Global ESPP Conditions.

1	Ericsson Local Companies

The following Ericsson Local Companies in USA have implemented the ESPP:

•	Ericsson Inc. (EUS)

•	Ericsson Smart Factory Inc. (EFA)

•	Ericsson Software Technology USA Inc. (ESZ)

2	Long term assignees (LTAs)

Long term assignees are employees of a company within the Ericsson Group who work on long-term assignment and are covered under the following instructions valid across the Ericsson Group:

•	000 21-3069 Uen, Global Internal Mobility Instruction

•	000 21-3137 Uen Long-Term Assignment

3	Employment categories eligible for participation

The following employees are eligible to participate in the ESPP:

•	All regular and active local employees of the Ericsson Local Companies listed in Section 1 (Ericsson Local Companies) who work 30 or more hours per week and are not listed in Section 4;

•	Long term assignees, as defined in Section 2 (Long term assignees), of the Ericsson Local Companies listed in Section 1 (Ericsson Local Companies); and

•	All regular and active local employees working outside the U.S. on short-term assignment (STA).

Employees currently working in the U.S. on short-term assignment from another Ericsson group country may continue to be eligible to participate in the ESPP but would be covered under their home country’s local conditions.

If an employee is terminated (voluntary or involuntary), reduces hours worked to less than 30 hours per week, or goes on unpaid leave of absence (other than protected medical leave), the employee will no longer be eligible to participate in the ESPP. Employees will cease participating in the ESPP and will not be entitled to participate in the ESPP or accrue rights under the ESPP, after the last day of active employment; an employee is considered to have ceased active employment prior to the commencement of any applicable notice period, except for the minimum period (if any) deemed to be active employment by applicable employment legislation.

4	Employment categories ineligible for participation

Consultants, external workers, and interns/co-ops are not eligible to participate in the ESPP.

2 (2)

5	Employee status that could affect contributions

An employee’s leave of absence may affect participation in the ESPP. ESPP participation will not be impacted if the employee on a leave of absence continues to receive paychecks from Ericsson (i.e., payments for wages, accrued vacation, sick pay, etc.). However, should the employee on a leave of absence either not receive such paychecks or stop receiving paychecks (e.g., the employee has exhausted vacation pay, the employee begins receiving payments from the third-party insurance company, etc.), the leave of absence will cause a temporary break in ESPP participation. Once the employee is being paid again by Ericsson, the employee shall re-enroll in the plan to activate participation. For further information on employee status that could affect contributions, please see the Global ESPP Conditions.

6	Contributions

Contributions are biweekly deductions from net salary via payroll of a fixed monetary amount set by the Participating Employee. The range of the Contribution is limited from a minimum of SEK 250 to a maximum of 10% of the Participating Employee’s Annual Gross Base Salary, although not more than SEK 50,000 per year. The approximate equivalent value in the local currency will apply. The enrollment in the plan will be based on a monthly amount as shown on the EquatePlus portal. Local payroll will manage the deduction accordingly over the respective payroll cycles to ensure the monthly and annual maximum is not exceeded.

The Annual Gross Base Salary is the actual annual salary as registered in the HR system per enrollment date (taking into account percentage of working time, e.g. full-time or part-time).

Contributions under the ESPP can be made during the Contribution Period. The Contribution Period is 12 months, from and including January 1 up to and including December 31 each year. If an employee enrolls (or re-enrolls) in the ESPP mid-year, the Contribution Period will only include the remainder of the above mentioned 12-month period.

7	Enrollment

The ESPP is administered by Ericsson who has engaged Computershare, the Global Service Provider, on a portal called EquatePlus. Eligible employees will be invited to enroll in the ESPP via email.

Once enrolled, the account can be managed via EquatePlus:

•	From the Ericsson network via SSO (no separate login required).

•	Through the EquatePlus website. If logging in this way, the employee will need to enter the Computershare Login ID and password

8	Additional information

Shares shall not be issued to the extent that doing so would violate the Securities Act of 1933, as amended, the Securities and Exchange Act of 1934, as amended, the rules and regulations promulgated thereunder and applicable state securities laws, as determined by Ericsson. Ericsson may require a Participant to provide representations as necessary or appropriate to comply with federal or state securities laws in the U.S.

Participants are responsible to pay all U.S. taxes and other taxes associated with participation in the ESPP whenever and from wherever they occur and satisfy all applicable reporting obligations with respect to purchased shares, including any later sale.

Please refer to the Global ESPP Conditions for extensive information regarding investments, taxes, fees, and definitions. Specifically, please note repayment obligations of the Assisted Percentage Amount, in whole or in part, in relation to the year(s) in which the Participating Employee has acted in breach of the Ericsson Group’s Code of Business Ethics (or successor document).